

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO   **FOR IMMEDIATE RELEASE**
(603) 893-9701
e-mail: InvestorRelations@Standex.com

STANDEX REPORTS FIRST-QUARTER FISCAL 2015 FINANCIAL RESULTS

Net Sales Increase 13.4% to $202 Million
Earnings from Continuing Operations Grow 19.6% to $1.16 per Diluted Share
Non-GAAP Earnings from Continuing Operations Rise 4.2% to $1.25 per Diluted Share

SALEM, NH – October 31, 2014 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the first quarter of fiscal year 2015.

First Quarter Fiscal 2015 Results from Continuing Operations

- Net sales increased 13.4% to $202.0 million from $178.1 million in the first quarter of fiscal 2014. Organic sales increased 9.8%, acquisition growth accounted for 3.5% of the increase and foreign exchange was flat year over year.

- Income from operations was $21.2 million, compared with $17.1 million in the first quarter of fiscal 2014. Operating income for the first quarter of fiscal 2015 included, pre-tax, $0.9 million of restructuring charges and $0.8 million of non-cash purchase accounting expenses. The first quarter of fiscal 2014 included, pre-tax $3.8 million of restructuring charges and $0.1 million of non-recurring management transition expenses. Excluding these items from both periods, the Company reported non-GAAP first-quarter fiscal 2015 operating income of $22.9 million, compared with $21.0 million in the year-earlier quarter.

- Net income from continuing operations was $14.9 million, or $1.16 per diluted share, including, after tax, $0.6 million of restructuring charges and $0.6 million of non-cash purchase accounting expenses. This compares with first quarter fiscal 2014 net income from continuing operations of $12.3 million, or $0.97 per diluted share, including, after tax, $2.7 million of restructuring charges, $0.1 million of non-recurring management transition expense, and $0.2 million of non-recurring tax expenses. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations was $16.1 million, or $1.25 per diluted share, compared with $15.4 million, or $1.20 per diluted share, in the first quarter of fiscal 2014.

- EBITDA (earnings before interest, income taxes, depreciation and amortization) was $25.5 million, compared with $21.2 million in the first quarter of fiscal 2014. Excluding the previously mentioned items from both periods. Adjusted EBITDA for the first quarter of fiscal 2015 was $27.2 million, compared with $25.1 million in the year-earlier quarter.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $155.0 million at the end of the first quarter of fiscal 2015, compared with $129.4 million a year earlier. Working capital turns were 5.3 for the first quarter of fiscal 2015. Adjusting for the impact of the Enginetics acquisition, working capital turns were 5.5, which is equal to the year-earlier quarter.

- The Company closed the quarter with net debt of $53.1 million, versus net cash of $4.0 million at the end of the first quarter 2014 and $29.2 million at June 30, 2014. The increase in net debt was primarily due to the acquisition of Enginetics during the quarter.

A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments

"Standex is off to a strong start in fiscal 2015," said David Dunbar, Standex President and CEO. "Three of our five segments reported double-digit growth in the first quarter and non-GAAP operating income was up 8.9% from the first quarter last year."

Segment Review

Food Service Equipment Group sales increased 13.9% year-over-year, and operating income was down 2.5%. Excluding the impact of non-cash purchase accounting expenses related to the Ultrafryer acquisition, operating income increased 1.3% year over year.

"The food service equipment group had good growth for the quarter with organic sales growth of 10.1%, acquisition accounted for 3.7% and foreign exchange was 0.1%." Dunbar said. "In refrigeration, this was a strong quarter for sales in both the dollar store and chain store segments. We also saw good growth in our specialty cabinet business with the beverage industry. Sales in specialty solutions were up, year-over-year, in large part due to our roll-out of a new line of open air merchandiser products. Sales in the cooking solutions group were down slightly due to the slow ramp-up of Nogales production related to the Cheyenne consolidation. The lower operating leverage at the segment level was the result of inefficiencies in Nogales. Shipments out of the plant are steadily improving as we begin the second quarter, and we are making good progress in improving the plant's operations. We continue to expect the Cheyenne, Wyoming to Nogales facilities consolidation to generate its targeted cost savings in fiscal 2015.[1]"

Engraving Group sales increased 12.2% year-over-year, while operating income grew 45.4%.

"The Engraving Group posted its third consecutive quarter of record sales and profitability in the first quarter, driven by strong worldwide demand in our Mold-Tech business," said Dunbar. "We opened Mold-Tech's fifth manufacturing facility in China during the first quarter, while also making good progress toward opening two new sites in Eastern European and Asian emerging markets. We are continuing to leverage the worldwide presence provided by our 29 Mold-Tech sites around the world, which enables us to stay close to our customers as their markets and businesses evolve geographically. The design hub we recently opened in Manchester, England is proving to be a differentiating concept in our business. Manchester did projects for several additional major OEMs during the first quarter, providing their design teams with rapid prototyping of their future automotive interior textures. We are working to replicate our success in Manchester by opening a new design hub later this year in Detroit to service North American OEMs.[1]"

Engineering Technologies Group sales grew 16.5% year-over-year, and operating income increased 6.6%.

Sales grew organically 1.5%, acquisition growth accounted for 13.3% and foreign exchange accounted for 1.7%. "We are working to capitalize on new opportunities in aviation, in part driven by Enginetics," said Dunbar. "Our acquisition integration plan is on track, and we are involved in some exciting sales pursuits. Our lower sales leverage during the quarter primarily reflected unfavorable mix due to higher levels of low-margin product development work in space and aviation, and slower sales into oil and gas."

Electronics Products Group sales were up 4.7% year-over-year, while operating income increased 7.9%.

"Electronics Products Group sales experienced strong growth in North America, modest growth in Europe and largely flat sales in Asia during the first quarter," said Dunbar. "Our growth in this segment continues to be driven primarily by increased demand for reed based sensors in the automotive and appliance sectors. The recent acquisition of Planar Quality Corporation is reinforcing this positioning with capabilities in the specialized and growing area of compact, high-current, high-density transformers. The Electronics group continues to execute its long-term strategy of moving up the value chain from being a component supplier to offering more advanced and comprehensive solutions, and Planar Quality is just the latest example. We also made operational progress in Electronics during the quarter by completing the move to our new facility in Mexico."

The Hydraulics Products Group reported a 35.0% year-over-year sales increase, while operating income rose 46.7%.

"This was another strong quarter for the Hydraulics Group," Dunbar said. "In addition to the continued growth in solid waste and refuse market demand for the products we have recently introduced for those applications, the recovery in our traditional North American dump truck and dump trailer markets is continuing to result in growing product demand for those applications as well. As more and more of our total Hydraulics shipment volume comes from our new Tianjin China facility, we are not only strengthening our competitive position, but also continuing to improve our margins. The ability to deliver rod cylinders out of both Tianjin and our plant in Ohio significantly reduces time-to-market for our customers, and the lower operating costs in Tianjin are expected to continue to improve our overall sales leverage as that plant ramps up.[1]"

Business Outlook

"Although it's still early in the year, fiscal 2015 is expected to be a strong year for Standex.[1] We delivered double-digit, top-line growth in the first quarter, while continuing to improve the Company's overall operating performance. Incoming orders are strong, and backlogs are up from a year ago in all businesses. Conditions in the majority of our end markets remain favorable, and we are making good progress on strategic growth initiatives in each of our businesses. Our recent acquisitions are performing well, and our balance sheet provides us with the flexibility to pursue opportunities for driving organic and acquisition-driven growth and delivering greater shareholder value," concluded Dunbar.

Conference Call Details

Standex will host a conference call for investors today, October 31, 2014 at 10:00 a.m. ET. On the call, David Dunbar, President and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Investors interested in listening to the webcast should log on to the "Investor Relations" section of Standex's website, located at www.standex.com. The Company's slide show accompanying the webcast audio also can be accessed via its website. To listen to the playback, please dial (800) 585-8367 in the U.S. or (404) 537-3406 internationally; the passcode is 13922571. The replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations, non-GAAP net income from continuing operations and free cash flow are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Engineering Technologies Group, Engraving Group, Electronics Products Group, and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at http://standex.com/.

Standex International Corporation
Consolidated Statement of Operations

(In thousands)		Three Months Ended September 30,		
		2014		**2013**
Net sales	$	202,027	$	178,140
Cost of sales		135,915		117,735
Gross profit		66,112		60,405
Selling, general and administrative expenses		43,954		39,535
Restructuring costs		862		3,806
Other operating (income) expense, net		59		-
Income from operations		21,237		17,064
Interest expense		643		560
Other (income) expense, net		(265)		(454)
Total		378		106
Income from continuing operations before income taxes		20,859		16,958
Provision for income taxes		5,932		4,610
Net income from continuing operations		14,927		12,348
Income (loss) from discontinued operations, net of tax		(375)		(3,266)
Net income	$	14,552	$	9,082
Basic earnings per share:				
Income from continuing operations	$	1.18	$	0.98
Income (loss) from discontinued operations		(0.03)		(0.26)
Total	$	1.15	$	0.72
Diluted earnings per share:				
Income from continuing operations	$	1.16	$	0.97
Income (loss) from discontinued operations		(0.03)		(0.26)
Total	$	1.13	$	0.71

Standex International Corporation
Condensed Consolidated Balance Sheets

(In thousands)		September 30, 2014		June 30, 2014
ASSETS				
Current assets:				
Cash and cash equivalents	$	71,983	$	74,260
Accounts receivable, net		114,458		107,674
Inventories		111,491		97,065
Prepaid expenses and other current assets		7,592		7,034
Income taxes receivable		-		922
Deferred tax asset		13,072		12,981
Total current assets		318,596		299,936
Property, plant, equipment, net		108,991		96,697
Intangible assets, net		40,789		31,490
Goodwill		156,278		125,965
Deferred tax asset		910		878
Other non-current assets		24,983		23,194
Total non-current assets		331,951		278,224
Total assets	$	650,547	$	578,160
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	70,998	$	85,206
Accrued liabilities		47,508		51,038
Income taxes payable		7,766		4,926
Total current liabilities		126,272		141,170
Long-term debt		125,049		45,056
Accrued pension and other non-current liabilities		56,255		51,208
Total non-current liabilities		181,304		96,264
Stockholders' equity:				
Common stock		41,976		41,976
Additional paid-in capital		44,620		43,388
Retained earnings		597,285		584,014
Accumulated other comprehensive loss		(63,320)		(55,819)
Treasury shares		(277,590)		(272,833)
Total stockholders' equity		342,971		340,726
Total liabilities and stockholders' equity	$	650,547	$	578,160


Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows


(In thousands)		Three Months Ended September 30,		
		2014		**2013**
Cash Flows from Operating Activities				
Net income	$	14,552	$	9,082
Income (loss) from discontinued operations		(375)		(3,266)
Income from continuing operations		14,927		12,348
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		4,011		3,689
Stock-based compensation		1,045		849
Non-cash portion of restructuring charge		(249)		3,294
Contributions to defined benefit plans		(323)		(358)
Net changes in operating assets and liabilities		(30,370)		(18,528)
Net cash provided by operating activities - continuing operations		(10,959)		1,294
Net cash provided by (used in) operating activities - discontinued operations		117		(351)
Net cash provided by (used in) operating activities		(10,842)		943
Cash Flows from Investing Activities				
Expenditures for property, plant and equipment		(7,199)		(3,730)
Expenditures for acquisitions, net of cash acquired		(57,149)		-
Other investing activities		1,546		10
Net cash (used in) investing activities from continuing operations		(62,802)		(3,720)
Net cash (used in)investing activities from discontinued operations		-		(520)
Net cash (used in) investing activities		(62,802)		(4,240)
Cash Flows from Financing Activities				
Proceeds from borrowings		88,600		17,700
Payments of debt		(8,600)		(17,700)
Activity under share-based payment plans		551		72
Excess tax benefit from share-based payment activity		1,308		1,470
Cash dividends paid		(1,264)		(1,004)
Purchase of treasury stock		(6,427)		(3,045)
Net cash provided by (used in) financing activities		74,168		(2,507)
Effect of exchange rate changes on cash		(2,801)		795
Net changes in cash and cash equivalents		(2,277)		(5,009)
Cash and cash equivalents at beginning of year		74,260		51,064
Cash and cash equivalents at end of period	$	71,983	$	46,055

Standex International Corporation
Selected Segment Data

(In thousands)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013
Net Sales		
Food Service Equipment	$ 113,833	$ 99,911
Engraving	28,088	25,027
Engineering Technologies	20,119	17,265
Electronics Products	29,470	28,144
Hydraulics Products	10,517	7,793
Total	$ 202,027	$ 178,140
Income from operations		
Food Service Equipment	$ 11,673	$ 11,969
Engraving	6,943	4,773
Engineering Technologies	2,220	2,082
Electronics Products	5,546	5,138
Hydraulics Products	1,722	1,174
Restructuring	(862)	(3,806)
Other operating income (expense), net	(59)	-
Corporate	(5,946)	(4,266)
Total	$ 21,237	$ 17,064

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

(In thousands, except percentages)	Three Months Ended September 30, 2014		Three Months Ended September 30, 2013		% Change
Adjusted income from operations and adjusted net income from continuing operations:					
Income from operations, as reported	$	21,237	$	17,064	24.5%
Adjustments:					
Restructuring charges		862		3,806	
Management Transition		-		136	
Acquisition-related costs		785		-	
Adjusted income from operations	$	22,884	$	21,006	8.9%
Interest and other income (expense), net		(378)		(106)	
Provision for income taxes		(5,932)		(4,610)	
Discrete tax items		-		155	
Tax impact of above adjustments		(468)		(1,070)	
Net income from continuing operations, as adjusted	$	16,106	$	15,375	4.8%
EBITDA and Adjusted EBITDA:					
Income from continuing operations before income taxes, as reported	$	20,859	$	16,958	
Add back:					
Interest expense		643		560	
Depreciation and amortization		4,011		3,689	
EBITDA	$	25,513	$	21,207	20.3%
Adjustments:					
Restructuring charges		862		3,806	
Management Transition		-		136	
Acquisition-related costs		785		-	
Adjusted EBITDA	$	27,160	$	25,149	8.0%
Free operating cash flow:					
Net cash provided by operating activities - continuing operations, as reported	$	(10,959)	$	1,294	
Less: Capital expenditures		(7,199)		(3,730)	
Free operating cash flow	$	(18,158)	$	(2,436)	
Net income from continuing operations		14,927		12,348	
Conversion of free operating cash flow		NM		NM	

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

Adjusted earnings per share from continuing operations	Three Months Ended September 30,		% Change
	2014	**2013**	
Diluted earnings per share from continuing operations, as reported	$ 1.16	$ 0.97	19.6%
Adjustments:			
Restructuring charges	0.05	0.21	
Management Transition	-	0.01	
Acquisition-related costs	0.04	-	
Discrete tax items	-	0.01	
Diluted earnings per share from continuing operations, as adjusted	$ 1.25	$ 1.20	4.2%